425 MARKET STREET SAN FRANCISCO CALIFORNIA 94105-2482 TELEPHONE: 415.268.7000 FACSIMILE: 415.268.7522 WWW.MOFO.COM

MORRISON & FOERSTER LLP

NEW YORK, SAN FRANCISCO,

LOS ANGELES, PALO ALTO,

SAN DIEGO, WASHINGTON, D.C.

NORTHERN VIRGINIA,

ORANGE COUNTY, DENVER

SACRAMENTO, WALNUT CREEK

TOKYO, LONDON, BEIJING, SHANGHAI, HONG KONG, SINGAPORE, BRUSSELS

March 26, 2007	Writer’s Direct Contact 415.268.6966 AThorpe@mofo.com

Jennifer Hardy, Esq.

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 7010

Washington, DC 20549

Re:	JMP Group Inc.
Registration Statement on Form S-1 filed February 14, 2007
File No. 333-140689

Dear Ms. Hardy:

We enclose herewith, on behalf of JMP Group Inc. (the “Company”), clean and marked copies of Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”), together with responses to the comments raised by the Staff in its comment letter dated March 14, 2007. Amendment No. 1 incorporates responses to the Staff’s comments. Below we have noted the Staff’s comments in bold face type and the Company’s responses in regular type.

General

1.	Please tell us whether JMP Securities, an affiliate of the company, will be making a market in the securities. If so, amend the registration statement to register the market-making activities of JMP Securities, including the footnote to the fee table and the alternate pages for the market making prospectus.

The Company advises the Staff that JMP Securities currently does not intend to act as a market maker for the securities of JMP Group Inc. Accordingly, it will not be necessary to register market making transactions and the Company is not including alternate pages for a market making prospectus in Amendment No. 1.

Jennifer Hardy, Esq.

March 26, 2007

2.	Please include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. This information must be included on the prospectus cover page, as well as in the body of the prospectus. See instruction 1(A) to Item 501(b)(3) of Regulation S-K. We will need adequate time to review this information once it is provided.

The Company has included additional information that is not subject to Rule 430A in Amendment No. 1 throughout the prospectus. However, the Company and the underwriters are still negotiating the price range for the offering, and it is not yet possible to include information that is based on a bona fide estimate of the initial public offering price range. The Company confirms that any preliminary prospectus that the offering participants circulate to investors will include all information not subject to Rule 430A.

3.	All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment, or as soon as possible. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.

We acknowledge the Staff’s comment, are submitting additional exhibits with Amendment No. 1 and will submit all remaining exhibits as soon as practicable.

4.	Prior to the effectiveness of the registration statement, please arrange to have the NASD call us or provide us with a letter indicating that the NASD has cleared the filing.

We will arrange to have the NASD contact you regarding NASD clearance prior to the effectiveness of the registration statement.

5.	Please do not use smaller type in the tables and footnotes. Please also confirm that the type point in the prospectus complies with Rule 420 of Regulation C.

The Company confirms that the smallest font size used in the prospectus complies with Rule 420 of Regulation C, which states that “to the extent necessary for convenient presentation, financial statements and other tabular data, including tabular data in notes… may be in roman type at least as large and as legible as 8-point modern type.” However, where possible, the Company has presented the financial statements, footnotes and other tabular data in 10-point font size.

Industry and Market Data, page i

6.	Please delete the sentence stating that you do not guarantee the accuracy of industry and market data to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

In response to the Staff’s comment, the Company has deleted the sentence as on page i.

Jennifer Hardy, Esq.

March 26, 2007

Prospectus Summary, page 1

7.	Briefly discuss the nature of your fee income.

In response to the Staff’s comment, the Company has expanded the discussion about its fee income on page 2 in the Summary section to indicate that it earns management fees based on net assets under management and incentive fees if investment returns exceed certain benchmarks.

8.	Please remove your presentation of pro forma net income for fiscal year 2001 on pages 2 and 62, as such presentation is not in accordance with Article 11 of Regulation S-X.

As discussed in more detail in the Company’s response to Comment 16, we believe that the adjustments are directly related to the Company’s corporate reorganization and are factually supportable. The Company acknowledges that Article 11 of Regulation S-X requires only pro forma disclosures for the most recent fiscal year and potential interim periods. However, the Company respectfully submits for the Staff’s consideration its belief that the presentation of multiple years of pro forma adjustments is particularly relevant to those investors who will purchase the Company’s common stock as a corporation in this initial public offering and in the aftermarket. In particular, the Company believes that multiple years of pro forma adjustments in the statement of income data significantly enhance the reader’s ability to assess the Company’s operating results and to better understand financial trends and other aspects of the business by providing comparability for prior periods in which the Company was not organized as a corporation. Accordingly, Amendment No. 1 retains disclosure of the pro forma adjustments in the statement of income data and earnings per unit for all periods presented. However, in response to the Staff’s comment, the Company has deleted the presentation of the pro forma statement of financial condition data for periods prior to December 31, 2006. Please refer to the Company’s response to Comment 16 for additional reasons for our position.

9.	Please provide prominent disclosure regarding the total compensation or other remuneration that each of your directors, executive officers and key employees will receive from:

•	cash distributions in 2006 and 2007,

•	equity awards granted prior to and in connection with the offering,

•	any proceeds of this offering, and

Jennifer Hardy, Esq.

March 26, 2007

•	other reorganization transactions, including any carried interest.

In response to the Staff’s comment, the Company has expanded the disclosure on page 6 to include disclosure of the Company’s profit distributions in 2006 and 2007, the grants of restricted stock unit awards made prior to this offering and additional expected cash distributions to cover estimated tax obligations of the members of JMP Group LLC that will result from the corporate reorganization. At this time, the Company is unable to disclose the dollar amount of the 2007 earnings that will be distributed and the amount of distributions for the members’ tax obligations because such amounts are dependent upon the timing of the corporate reorganization and are currently unknown. The Company will disclose the amount of the distribution to the managing directors for the first quarter of 2007 when such information becomes available. The Company does not believe that inclusion of the remaining dollar amount of 2007 distributions (i.e., earnings generated between the end of the first quarter and the date of the corporate reorganization) or the amount of members’ tax obligations would be meaningful to investors for the following reasons. First, the disclosure on page 6 advises investors that all of the 2007 earnings generated prior to completion of the corporate reorganization will be distributed to the members. Second, the distributions for the members’ tax obligations of the members will have the effect of reducing the Company’s own tax obligation following the reorganization by corresponding amount. Accordingly, the net effect of the tax distribution will be negligible. The Company supplementally advises the Staff that the Company’s directors, officers and key employees are not expected to receive any other remuneration from either the proceeds of this offering, or the other reorganization transaction.

10.	Please disclose that you expect your annual compensation and benefits to be approximately 60% of revenues each year. Please add a risk factor addressing this as well.

In response to the Staff’s comment, the Company has added a sentence regarding the compensation and benefits expense to page 5 of the prospectus and it has added language to the risk factor on page 14 regarding the relationship of the 60% compensation ratio and the retention of senior professionals.

11.	Disclosure on pages 1-5 of the prospectus summary repeats information contained in the Business section of the prospectus. Please shorten the prospectus summary so that it includes only highlights of the key aspects of your business and the offering. See instruction to Item 503(a) of Regulation S-K. In addition, please revise to include a balanced description of your business, including the associated risks. For example, while you disclose that you have $208.2 million in client assets under management, you do not disclose that the assets under management declined from $596.8 at December 31, 2004.

In response to the Staff’s comment, the Company has substantially revised the Summary to make it more concise and to eliminate unnecessary repetition with the Business section. The Company has also added balancing language on page 5 to address the risks and uncertainties regarding its business and growth strategy.

Principal Business Lines, page 2

12.	Please briefly explain in the second bullet point on page 3 and in greater detail in MD&A how you invest your own capital. For example, disclose whether you use carried interest or debt for these investments.

In response to the Staff’s comment, the Company has added language on page 3 and on page 49 to discuss how the Company invests its own capital. We advise the Staff that the Company has not historically used debt to fund its investments. In addition, the Company supplementally advises the Staff that none of the Company’s key employees holds any carried interest in any personal capacity.

Jennifer Hardy, Esq.

March 26, 2007

Our Reorganization, page 5

13.	Please describe in plain English your reorganization transactions and corporate structure and the reason for each step. For example, clarify that your operations will continue at the LLC level and that JMP Group Inc. will be a holding company. Also add a chart showing your structure after the reorganization.

In response to the Staff’s comment, the Company has added a discussion about the corporate reorganization and an organization chart depicting the structure of the Company after the reorganization on pages 5-6 of the prospectus.

14.	Please disclose the exchange rate between the membership interests and the shares.

In response to the Staff’s comment, the Company has included on page 5 of the Summary section a statement that the exchange ratio between membership interests and shares will be one-for-one.

15.	Please disclose whether you will be considered a “controlled” company under the New York Stock Exchange rules and what that means with respect to your compliance with the corporate governance rules relating to independent directors and board committees.

The Company supplementally advises the Staff that the Company currently does not intend to rely on the controlled company exception to the corporate governance requirements of the NYSE. However, the Company respectfully submits that disclosure of controlled company status is premature at this point because it is not yet apparent that the inside members will hold over 50% of the common stock of the Company after completion of the offering. When the Company determines that insiders will hold over 50% of the common stock, the Company will add appropriate disclosure to indicate that it does not intend to rely on the controlled company exception.

Summary of Historical Consolidated Financial and Other Data, page 8

16.

Please remove the pro forma statement of income data including your elimination of income allocation and accretion/(dilution) and interest expense related to Redeemable Class A member interests and the presentation of pro forma EPS. Such adjustments and presentation for periods other than the current fiscal year and subsequent interim period are not contemplated by

Jennifer Hardy, Esq.

March 26, 2007

Article 11 of Regulation S-X. If you determine that the adjustments described above are necessary for presenting pro forma taxes, please also limit your presentation of pro forma tax adjustments to the current fiscal year and subsequent interim period. Please do the same for your presentation on page 38.

The Company believes the pro forma adjustments reflected in the statement of income data included in the Summary of Historical Consolidated Financial and Other Data and the Selected Consolidated Financial Data are necessary to provide the reader with important information to assess the Company’s performance in a manner that will place the Company’s historical financial performance into a meaningful context with the financial statements that it will issue as a public company. The presentation allows the reader to evaluate the Company’s financial trends and data as if the Company had been operated as a corporation for the periods presented. The adjustments are directly related to the Company’s corporate reorganization and it believes them to be factually supportable. As part of the Company’s corporate reorganization, the Redeemable Class A member interests will be converted into common stock and reclassified into equity. The Company will neither incur any further periodic revaluations of the Redeemable Class A member interests, nor will the inside members have any further rights to their priority return on their contributions (i.e., interest on capital accounts).

The Company acknowledges that Article 11 of Regulation S-X requires only pro forma disclosures for the most recent fiscal year and potential interim periods. However, the Company respectfully submits for the Staff’s consideration its belief that the adjustments discussed above are of such a magnitude that the disclosure of multiple years significantly enhances the reader’s ability to assess the Company’s operating results and to better understand financial trends and other aspects of the business by providing comparability for prior periods in which the Company was not organized as a corporation. This information is particularly relevant to new stockholders who purchase shares in the initial public offering, to investors who purchase shares in the aftermarket and to securities analysts because their investment decisions and recommendations will be based on the Company’s operations under a corporate structure. Accordingly, Amendment No. 1 retains disclosure of pro forma adjustments and earnings per unit reflected in the statement of income data for all periods presented. However, in response to the Staff’s comment, the Company has deleted the presentation of the pro forma statement of financial condition data for periods prior to December 31, 2006.

Jennifer Hardy, Esq.

March 26, 2007

Risk Factors, page 11

17.	Please add a risk factor regarding the restrictions under law, regulation or contract that would prevent you from paying dividends.

In response to the Staff’s comment, the Company has added a risk factor to page 19 of the prospectus regarding the restrictions that could prevent the Company from paying dividends.

Our asset management clients may redeem, page 16

18.	Please explain why your assets under management have declined since 2004.

In response to the Staff’s comment, the Company has provided language in the risk factor on page 18 to discuss the reasons why it believes assets under management declined since 2004.

19.	Please consider specific risk factor disclosure regarding the recent decreases in investment banking revenues and assets under management based upon lower performance of some of your funds.

In response to the Staff’s comment, the Company has added disclosure in a risk factor on page 13 to discuss the recent decreases in investment banking revenues and it discusses the risks associated with recent decreases in assets under management in the risk factor on page 18.

We have identified material weaknesses…, page 19

20.	Please state in the subheading that the material weaknesses caused the company to restate its financial statements.

In response to the Staff’s comment, the Company has revised the risk factor subheading on page 22 to indicate that the material weaknesses caused the Company to restate its consolidated financial statements.

Our exposure to legal liability…, page 22

21.	Please also describe any legal recourse that investors have against you and the asset management group for dissatisfaction with the performance of funds.

In response to the Staff’s comment, the Company has added a discussion of legal recourse that investors have against the Company for dissatisfaction with the performance of funds on page 25.

Dividend Policy, page 28

22.	The first sentence of this section should clearly state the dividend policy, including the judgments made with regard to paying out cash instead of

Jennifer Hardy, Esq.

March 26, 2007

retaining it. Also clarify whether the board contemplates paying out all excess cash. If not, clarify what the rate is based on. Fully address the potential long-term implications for your business and financial condition arising from paying out cash. We may have additional comments after we review your response.

In response to the Staff’s comment, the Company has substantially expanded the discussion about its dividend policy on page 31.

23.	Disclose the frequency and amount of any cash distributions for the past two years. See Item 201(c) of Regulation S-K. We note that the LLC paid distributions to holders of interest. Please disclose whether this distribution was declared pursuant to any agreement. Clarify whether you have historically had used earnings or borrowings to make these distributions.

In response to the Staff’s comment, the Company has included a discussion about historical distributions by JMP Group LLC and JMP Holdings Inc. on pages 31 and 32.

24.	Please describe in detail any restrictions in your debt or operating agreements and their potential impact on your ability to pay dividends at the rates identified.

In response to the Staff’s comment, the Company has included a discussion about restrictions on its ability to pay dividends in its operating agreement and credit agreement and under Delaware law on page 31.

Dilution, page 29

25.	Revise the dilution table to include the shares underlying interests that officers, directors, principals, employees, consultants and affiliates have the right to acquire, including interests to be granted under your 2007 equity incentive plan. See Item 506 of Regulation S-K.

In response to the Staff’s comment, the Company has included the requested information on page 33 of the prospectus.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 32

26.

We note that you are accelerating the vesting of certain unvested options and that you are issuing restricted stock units or other equity-based awards to employees in connection with your IPO. As these are non-recurring charges that relate to the IPO, please include prominent disclosure in the head note to the pro

Jennifer Hardy, Esq.

March 26, 2007

forma financial statements for these transactions that notes the amount of the expense you intend to recognize for these two transactions and that adjustments have not been made to the pro forma financial statements due to the non-recurring nature.

In response to the Staff’s comment, the Company has expanded its discussion on page 37 to provide for the amount of the expenses it intends to recognize and the Company has clarified that no adjustments will be made to the pro forma financial statements in connection with these transactions due to their non-recurring nature.

27.	Please include your historical calculation of basic and diluted EPS on the face of the pro forma statement of income information.

In response to the Staff’s comment, the Company has included the historical calculation of basic and diluted EPS on the face of the pro forma statement of income information on page 38.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 40

Material Weaknesses in Internal Control Over Financial Reporting, page 44

28.	Please disclose whether or not the company has remediated the material weaknesses. If not, disclose more fully when and how the company expects to do so.

The Company has added disclosure on page 51 of the prospectus to indicate that, as of December 31, 2006, the Company believes that it has remediated the identified material weaknesses.

Results of Operations, page 45

29.	Please revise your discussion and analysis for each of the following items, at a minimum:

•

For your investment banking and brokerage services, include a discussion for any transactions that were not successfully completed resulting in little to no revenue recognized and the corresponding expenses written-off, as noted from your discussion on page 11, for each period presented.

Jennifer Hardy, Esq.

March 26, 2007

•

Expand your discussion of the decrease in investment banking revenues to identify the macroeconomic trends resulting in fewer mergers and acquisitions and underwriting transactions in the homebuilding and financial services industry. Quantify the impact on investment banking revenues from the homebuilding and financial services industry to clarify the significance of the impact and clarify how it relates to the other underlying factors discussed in this section, including the overall increase in offerings.

•

Expand your discussion of the increase in brokerage revenues to explain the underlying reasons for the increase in the volume of shares traded for customers and the increased trading activity with institutional clients.

•	Provide a detailed discussion of the net trading losses of $2.0 million for the nine-months ended September 30, 2006, including what these net trading losses represent and the underlying causes.

•	State the number of companies under research coverage as of September 30, 2006, including an explanation in any variances from the prior period.

•

Provide a detailed discussion regarding the significant decrease in assets under management of 39% as of September 30, 2006 as compared to December 31, 2005 and 43% as of December 31, 2005 as compared to December 31, 2004. In this discussion explain why the funds underperformed in fiscal year 2005 and how that continues to impact the assets under management as of September 30, 2006. Please also discuss the measures you are taking to address the underperformance in the funds and increase the assets under management.

Please note that this is not meant to represent an all-inclusive list of where your MD&A could be improved. There are many areas that we are not specifically identifying that need to have further analysis throughout your current discussion. Refer to Item 303 of Regulation S-K, Section 501 of the Financial Reporting Codification, and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

The Company has substantially revised the MD&A throughout to address Comment 29. In particular:

•	In response to the Staff’s comment, the Company included disclosure on pages 52 and 55 regarding the amount of the deferred expenses that were

Jennifer Hardy, Esq.

March 26, 2007

recognized as a result of investment banking transactions that were not completed. The Company recognized deferred expenses of $1.0 million, nil and $0.4 million for the years ended December 2006, 2005 and 2004, respectively.

•

The Company has identified specific macroeconomic trends related to the financial services and homebuilding industry sectors and it quantified the magnitude of investment banking revenues from these sectors in relation to total investment banking revenues on page 52.

•

The Company has expanded the discussion to include the underlying reasons for the increase in the volume of shares traded for customers and the increased trading activity with institutional clients on page 52.

•

The Company has included an explanation of the reasons underlying the net trading losses for the year ended December 31, 2006 on page 52. The Company’s trading desk took more frequent positions in greater amounts in order to facilitate customer trades.

•	The Company has included disclosure of the number of companies under research coverage as of December 31, 2006 and the reasons for variances on page 52.

•	The Company has expanded the disclosure regarding the performance of its funds and the decline in assets under management on pages 53 and 55.

Liquidity and Capital Resources, page 55

30.	Please substantially revise your discussion and analysis of operating cash flows for each period. In this regard, your current discussion and analysis appears to repeat the financial information that is obtainable from your consolidated financial statements. Refer to Item 303 of Regulation S-K and Sections 501.03 and 501.13 of the Financial Reporting Codification for additional guidance.

In response to the Staff’s comment, the Company has included additional information regarding the underlying reasons for changes in its operating cash flows throughout the Liquidity and Capital Resources and Cash Flows sections.

Jennifer Hardy, Esq.

March 26, 2007

Contractual Obligations, page 58

31.	Please include a footnote to your table with regard to your obligation to redeem the Redeemable Class A member interests, noting that the timing of payments is unknown.

In response to the Staff’s comment, the Company has added disclosure to the footnote to the contractual obligations table on page 61 regarding the possible redemption of Redeemable Class A member interests.

Market Risk, page 58

32.	We note your statement that you enter into hedging transactions, including the use of equity options, to mitigate your market risk profile. However, we did not note disclosure in your audited footnotes regarding the use of derivative instruments, your policy for accounting for derivative instruments or any of the required disclosures. As such, please revise your disclosure here to state the actual transactions and activities you participate in to mitigate your market risks. Otherwise, please disclose the different types of derivative transactions that you enter into, your accounting policy for these instruments, and the information required by paragraphs 44 to 45 of SFAS 133 and Rule 4-08(n) of Regulation S-X.

The Company advises the Staff that the Company does not use derivatives in its hedging transactions. The reference to equity options has been eliminated in Amendment No. 1.

In response to the Staff’s comment, the Company has expanded its discussion on market risk on page 62 to disclose the transactions and activities in which it participates to mitigate its market risks.

33.	Please substantively revise your disclosure to provide the information required by Item 305 of Regulation S-K for each of your market risks. In this regard, it does not appear that you have included a discussion for fluctuations in the fair value of the investments you manage and hold an interest in. For all of your market risks, ensure you sufficiently describe how you manage each of the above market risks. In addition, include quantitative disclosures using one of the three prescribed methods. Refer to Section 507.02 of the Financial Reporting Codification for additional guidance.

In response to the Staff’s comment, the Company has added disclosure to page 62 of the prospectus to include a sensitivity analysis of its equity price risk pursuant to Item 305 of Regulation S-K. The Company has not included quantitative disclosure regarding interest rate risk and credit risk because the Company believes that such risks are not material.

Jennifer Hardy, Esq.

March 26, 2007

Critical Accounting Policies and Estimates, page 59.

Valuation of Financial Investments, page 60

34.	Please disclose the percentage by which the fair values of your marketable securities owned and held at clearing broker and other investments are estimated by the following techniques:

•	Quoted market prices,

•	Broker or dealer price quotations, and

•	Each of the different alternative pricing models.

In response to the Staff’s comment, the Company has provided a summary table of its marketable securities and other investments, as presented in its consolidated statements of financial condition, by valuation methodology as of December 31, 2006 on page 64.

35.	Please also clarify the specific assets on your balance sheet that you are discussing under this caption.

The table on page 64 clarifies the specific assets on the Company’s balance sheet that it discusses under the caption.

36.	Please substantively revise your disclosure of the “valuation of financial instruments” and “asset management investment partnerships” for the following:

•	Explanation of each of the “alternative pricing methodologies” used to estimate fair value of the investments;

•	Discussion of the criteria for determining when available quoted market prices do not represent fair value;

•	Detailed discussion of the material estimates and assumptions used in each of the models;

•	Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the investments; and

•

A sensitivity analysis of the impact material changes in estimates and assumptions in estimating the fair value of the investments could have on each of the different revenues you recognize in your consolidated statements of income.

Jennifer Hardy, Esq.

March 26, 2007

Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

In response to the Staff’s comment, the Company has tailored the disclosure on page 64 regarding the valuation of financial instruments to address the particular facts and circumstances of the Company’s “marketable securities” and “other investments.”

Asset Management Investment Partnerships, page 60

37.	We note from your disclosure on page F-9 that the investments held by the funds you or your affiliates manage, which are the basis for recognizing realized and unrealized gains and losses on investments and management fees and incentive income, are estimated by:

•	Quoted market prices from an established exchange;

•	Highest closing “bid” price or the lowest closing “asked” price as recorded by the composite tape system;

•	General Partner adjustments to market prices or quotations; or

•	General Partner estimates.

Please disclose the percentage by which the fair values of the managed funds are estimated by each of the above listed techniques.

In response to the Staff’s comment, the Company has included a table on page 64 of the prospectus to demonstrate the percentage by which the fair values of the fund are estimated by each of the above listed methodologies.

Business. page 62

Asset Management, page 73

38.	Please add performance tables for each of your funds under your asset management business and include the following disclosure:

•	the IRR or, if not a fund, a comparable performance measure,

•	whether each fund is registered or unregistered,

•	the general manager or investment advisor for each fund, and

•	information regarding fees and income received.

Jennifer Hardy, Esq.

March 26, 2007

In response to the Staff’s comment, the Company has included the requested table on page 79 of the prospectus.

39.	Please disclose whether there are any key man provisions in any of your funds. If so, quantify any potential redemption and the debt acceleration provisions relating to the key man provisions risk factor. Please include disclosure of the terms of these “key man” provisions, including the financial statement impact such terms could have.

In response to the Staff’s comment, the Company has added a sentence disclosing that there are no key man provisions in any of its funds on page 81.

40.	Explain how you structure the funds and how initial capital commitments are determined and funded. As appropriate, please also address this comment under the Liquidity and Capital Resources section in MD&A.

In response to the Staff’s comment, the Company has added disclosure of how the Company structures the funds and how initial capital commitments are determined and funded on pages 80-81. The Company has also included a discussion of its capital commitments in the Liquidity and Capital Resources discussion on page 60.

41.	Describe the material terms of your material agreements, such as your investment management agreements.

In response to the Staff’s comment, the Company has added a discussion regarding the material terms and conditions of the agreements related to its funds on pages 80-81.

42.	Describe the legal remedies, whether by agreement or otherwise, that investors or the funds have against the company, the officers, directors or their affiliates to recover losses related to misrepresentation, fraud or poor investments.

In response to the Staff’s comment, the Company has included a description of legal remedies on page 81.

Risk Management and Compliance, page 75.

43.	Please describe in greater detail how the company addresses the risks associated with capital commitments which increase the potential for significant losses, which you describe in the Risk Factors section.

Jennifer Hardy, Esq.

March 26, 2007

In response to the Staff’s comment, the Company has expanded its disclosure on how it addresses the risks associated with capital commitments on page 82.

Compensation Discussion and Analysis, page 83

Determination of Compensation, page 83

44.	We note that you refer to industry data concerning other investment banking firms. Please revise to name these comparable investment banking firms.

In response to the Staff’s comment, the Company advises the Staff that the McLagan Survey utilized by the Company included 56 investment banking firms (including JMP Securities), which covers a range of investment banks of different sizes and locations. We are supplementally providing a list of the McLagan Survey participants for your review. The Company does not believe that it would be meaningful to investors to include all 56 investment banking firms in the CD&A. The Company has added disclosure to page 90 indicating that the McLagan Survey consists of 56 other investment banking firms.

Compensation Components, page 83

45.	We note your expectation that annual total compensation and benefits, including to named executive officers, will be approximately 60% of revenues each year. Please revise to also state the percentage of revenues you expect to pay to named executive officers and explain to investors how you arrived at these targeted compensation ratios.

The Company advises the Staff that it does not establish specific target compensation ratios for each named executive officer. The 60% ratio of annual compensation and benefits expense is a level of compensation for all employees that the Company determined to be necessary to remain competitive within the investment banking industry. Individual compensation levels for named executive officers are determined on a discretionary basis out of the residual amount remaining after compensation for all other employees has been determined.

46.	We note that cash bonuses are based on variables linked to your overall performance, but you have not specifically disclosed any specific items of performance that are evaluated or target levels of those items. Please disclose the items of your performance that are measured and the target levels. If you believe that disclosure of the target levels would cause you competitive harm, using the standard you would use if requesting confidential treatment, please discuss this supplementally. In that case, note that you must still include disclosure that explains how difficult it will be for the executive or how likely it will be for JMP to achieve the undisclosed target levels. We may have additional comments on whether you have met the standards for treating the information confidentially. Please see instruction 4 to Item 402(b) of Regulation S-K.

Jennifer Hardy, Esq.

March 26, 2007

The Company advises the Staff that bonuses for the 2006 fiscal year were not paid pursuant to a non-equity incentive plan, and there were no specific performance targets established for 2006. Rather, the Company historically awarded bonuses on a discretionary basis, taking into account the Company’s operating performance and each individual’s contribution to revenue, to the performance of a particular business unit and to business development. In response to the Staff’s comment, the Company has added disclosure on page 91 of the prospectus to provide more detail about the variables that the Company used in determining bonuses.

Certain Relationships and Related Transactions, page 96

47.	Please revise your disclosure for the reorganization transactions and corporate structure to disclose the ratio for which Class A common interest shares, Class B common interest shares, and Redeemable Class A member interest shares will be converted into the new common stock. Please also disclose the ratio for converting the previous options to purchase Class B common interest into new options to purchase the new common stock. Please also include this additional disclosure within your introduction to your pro forma financial statements on page 32.

In response to the Staff’s comment, the Company has included the revised disclosures on pages 36 and 105 to include a discussion of the one-for-one exchange ratio related to its corporate reorganization.

Description of Capital Stock, page 98,

48.	Please also include a description of the membership interests and the operating agreement for the LLC since you are dependent upon distributions from the LLC to pay dividends, taxes and other expenses.

In response to the Staff’s comment, the Company has provided discussion about the membership interests and the material terms of the operating agreement of JMP Group LLC on pages 109-110.

Where You Can Find More Information, page 106

49.	Please remove the language in the middle of the first paragraph that qualifies statements you make in the prospectus by reference to information outside of the prospectus. Rule 411(a) permits this type of qualification only where contemplated by the application form.

Jennifer Hardy, Esq.

March 26, 2007

In response to the Staff’s comment, the Company has deleted the requested language.

General - Financial Statements

Index to Financial Statements, page F-1

50.	Please include audited financial statements for the registrant, JMP Group Inc. Refer to Item 11 of Form S-1 and Rules 3-01 - 3-04 of Regulation S-X for guidance.

In response to the Staff’s comment, the Company has included beginning on page F-29 the financial statements for JMP Holdings Inc., which is the holding company that will change its name to JMP Group Inc. in connection with the corporate reorganization.

JMP Group LLC Consolidated Financial Statements for the Fiscal Year Ended December 31, 2005.

General

51.	Please provide updated financial statements and related disclosures for the fiscal year ended December 31, 2006, as required by Item 11(e) of Form S-1 and Rule 3-12 of Regulation S-X.

The Company has included updated financial statements and related disclosures for the fiscal year ended December 31, 2006.

Consolidated Statements of Changes in Members’ Equity, page F-5

52.	For each of your equity instruments, please revise your presentation to include the changes in the number of shares for each period presented. Refer to paragraph 10 of APB 12 and Rule 5-02(30) of Regulation S-X for guidance.

In response to the Staff’s comment, the Company has expanded the disclosures in its Consolidated Statements of Changes in Members’ Equity for Class B common interests on page F-5 by adding parenthetical information in the left-hand column regarding issuance of units of Class B common interests. This was the only unit-based transaction of the Company for the periods presented. Please note that the Class A common interests do not represent a defined number of units, but rather a percentage ownership in JMP Group LLC. Accordingly, the Company does not believe that the disclosures in APB 12, paragraph 10 can be applied for Class A common interests.

Jennifer Hardy, Esq.

March 26, 2007

Consolidated Statements of Cash Flows, page F-6,

53.	Please revise the caption, “Net income attributable to Class A and Class B common interests” to “Net income,” as this is the amount being presented.

In response to the Staff’s comment, the Company has made the requested change on page F-6.

2.	Summary of Significant Accounting Policies, page F-7

Basis of Presentation, page F-7

54.	You disclose, “The asset management funds’ partnership agreements provide for the right to remove the general partners by a simple majority. As a result, consolidation of the asset management funds is not required pursuant to Emerging Issues Task Force Issue No. 04-5.” Please tell us how you have addressed each of the criteria in paragraph 7(b) of EITF 04-5. For example, explain to us how you determined there are no financial penalties or operational barriers associated with replacing the general partners that would act as a significant disincentive for removal. Expand your footnote disclosure appropriately. Also, please provide us with the partnership agreement(s) for Harvest Opportunity Partners II as an example of the terms and conditions.

Each limited partnership agreement of the Company’s asset management funds contains the right to remove the General Partner. For example, the partnership agreement in Harvest Opportunity Partners II contains the following provision:

Removal of General Partner. The Limited Partners may, by the Consent of a Majority in Interest of the Limited Partners not affiliated with the General Partner, remove the General Partner from such position. Any Limited Partner who decides to exercise the rights set forth in this paragraph shall inform the General Partner in writing of such exercise. The General Partner will maintain such notice in its files for a period of one year from its date. If, within such one-year period, the General Partner receives written notices exercising the rights set forth in this paragraph from Limited Partners whose interests represent more than ten percent (10%) of the voting interest in the Partnership owned by non-affiliates, the General Partner will provide for a vote on the matter within thirty (30) days of reaching such ten percent (10%) threshold.

Jennifer Hardy, Esq.

March 26, 2007

If the majority of unaffiliated Limited Partners vote to remove the General Partner, a replacement general partner must be appointed within sixty days of such vote. The General Partner shall continue performing the duties of such position during the interim period.

The Company believes that it has addressed the criteria in paragraph 7(b) of EITF 04-5 because the rights held by the unaffiliated limited partners in its funds are not subject to significant barriers to exercising these rights. The Company’s reasoning is set forth below in the context of EITF 04-05.

“Paragraph 7(b) of EITF 04-5

b. The limited partners holding the kick-out rights have the ability to exercise those rights if they choose to do so; that is, there are no significant barriers to the exercise of the rights. Barriers include, but are not limited to:

(1) Kick-out rights subject to conditions that make it unlikely they will be exercisable, for example, conditions that narrowly limit the timing of the exercise.”

These rights may be exercised at any time and the General Partner must maintain any unaffiliated limited partner’s notice of exercise for 12 months and aggregate it with other such notices. At such time that the aggregate of such notices represents 10% of the unaffiliated limited partners’ interests, the General Partner must provide for a vote on the matter of the unaffiliated limited partners within 30 days. Accordingly, the Company does not believe that these rights are subject to conditions that make it unlikely they would be exercised if the limited partners choose to do so at any time.

Further, if one investor constitutes 10% of the unaffiliated limited partners and invokes this right, the General Partner must provide for a vote of all the unaffiliated limited partners within 30 days.

“(2) Financial penalties or operational barriers associated with dissolving (liquidating) the limited partnership or replacing the general partners that would act as a significant disincentive for dissolution (liquidation) or removal”

If a majority of the unaffiliated limited partners exercises these rights and votes to remove the General Partner, no penalties apply. Subsequently, a new General Partner would be appointed within sixty days of such vote and, in the interim, the General

Jennifer Hardy, Esq.

March 26, 2007

Partner would continue performing the duties of such position subject to its fiduciary duties. Accordingly, there should be no meaningful disruption of the management of investments during such interim period until the transfer to the substitute General Partner is complete.

There are no financial penalties or operational barriers associated with dissolving or liquidating the limited partnership or replacing the General Partner that would act as a significant disincentive for removal. The funds are generally invested in relatively liquid, publicly traded securities. The Company’s largest fund, Harvest Opportunity Partners II, or HOP II, typically holds less than one days’, and not more than three days’, trading volume in each long position. Accordingly, such securities may generally be sold without substantial disruption to the market or trading price during a 30 day period.

“(3) The absence of an adequate number of qualified replacement general partners or the lack of adequate compensation to attract a qualified replacement”

The Company’s funds are generally long-short U.S. equity hedge funds. The Company believes that there are numerous investment managers that could manage the funds in a similar long-short U.S. equity strategy if they were to succeed to the General Partner’s position or duties of managing the funds. The funds managed by JMP Asset Management have management fee terms that are within the range of industry practice and a replacement General Partner would therefore be correspondingly compensated.

“(4) The absence of an explicit, reasonable mechanism in the limited partnership agreement or in the applicable laws or regulations, by which the limited partners holding the rights can call for and conduct a vote to exercise those rights”

As described above, any unaffiliated limited partner may exercise his rights to remove the General Partner at any time. The General Partner must maintain all such notices of exercise for 12 months and aggregate them with other such notices. At such time that the notices represent 10% of the unaffiliated limited partners’ interests, the General Partner must provide for a vote on the matter within 30 days.

The Company believes this is an explicit and reasonable mechanism in the limited partnership agreement by which the unaffiliated limited partners may exercise their rights and cause a vote to be held of all such unaffiliated limited partners.

Jennifer Hardy, Esq.

March 26, 2007

“(5) The inability of the limited partners holding the rights to obtain the information necessary to exercise them”

Prior to the implementation date for EITF 04-5 in 2004, the Company sent a notice to the limited partners in HOP II, in which it informed them of their rights to remove the General Partner and requested their consent to amend the partnership agreement to reflect such rights. There were no objections to the amendment and it became effective in August 2004. This was the case for all limited partners in funds existing in July 2004 under the Company’s management. Subsequent funds contained the provision as of the time the Company became General Partner of or created such funds. We have enclosed, on a supplementary basis pursuant to Rule 418 of Regulation C, the amended and restated agreement of limited partnership of HOP II for your information, in which the right to remove the General Partner is set forth in Section 9.4.

In sum, we believe that the Company as provided a meaningful, reasonably exercisable kick-out right to its unaffiliated limited partners that is not encumbered by financial or operational barriers. Accordingly, the Company has expanded the footnote disclosure on page F-8 to clarify that the kick-out rights are not subject to financial penalties or significant operational barriers that would discourage the exercise of those rights.

Revenue Recognition, page F-8

55.	In MD&A you separately describe the revenue recognition process for underwriting, strategic advisory and private placement revenues. Please revise your audited footnote disclosure to include the more detailed explanations for your investment banking revenues.

In response to the Staff’s comment, the Company has expanded its disclosure on page F-8 to provide a more detailed discussion of the revenue recognition policies for investment banking revenues.

56.	With regard to your syndicated underwritten transactions, you estimate your share of the expenses and adjust the expenses upon final settlement to “reflect the actual transaction-related expenses and our resulting underwriting fee.” Please expand your disclosure to clarify the nature and timing of final settlement, compared to the date when the underwriting is completed and revenue is recognized.

In response to the Staff’s comment, the Company has clarified the nature and timing of final settlement on page F-8.

Jennifer Hardy, Esq.

March 26, 2007

57.	For the services you perform in which you earn revenues upon successful completion of a transaction only, please disclose how you account for the corresponding deferred expenses. Within MD&A, please disclose the amount of deferred expenses that have been written off due to a transaction not being completed. Furthermore, please disclose the amount of deferred expenses recognized on your consolidated statement of financial condition for incomplete transactions including a discussion of the status of the corresponding transactions.

In response to the Staff’s comment, the Company has revised and expanded disclosure regarding deferred expenses on Page F-8.

In response to the Staff’s comment, the Company has also added disclosure to the MD&A section to describe the deferred expenses that the Company expensed as a result of investment banking transactions that were not completed on pages 52 and 55. As of December 31, 2006, 2005, and 2004, the Company did not recognize any deferred expenses on its consolidated statements of financial condition, because it was not engaged in any lead-managed underwriting transactions at that time.

58.	Please include a more detailed disclosure regarding your brokerage (i.e., sales and trading) revenue recognition policy to specifically address how you account for your “soft dollar” arrangements. In this regard, we note that equity research is one of your principal lines of business and core activities. Refer to paragraphs 7.44 - 7.46 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities. Furthermore, we note on page 13 that you have entered into arrangements that call for the separate payments for research products or services from trading commissions for sales and trading services, paying for research directly in cash. In addition, you have also entered into commission sharing arrangements separating out the trades from the research. Your policy should also address these arrangements.

In response to the Staff’s comment, the Company has included additional disclosure regarding its revenue recognition policy on page F-9 to clarify that it recognizes brokerage revenues in connection with payments for equity research at the time a specific amount is earned and invoiced. The Company also discloses that payments for research are made either directly by the Company’s clients or through commission sharing or tri-party arrangements. The Company supplementally advises the Staff that all arrangements in which the Company receives payments for research through commission sharing or tri-party arrangements would neither require the accrual of any liability for research due, nor the deferral of any prepaid soft dollar expenses. This is because the commission sharing or tri-party arrangements do not require the Company to deliver any fixed amount of research, it is not obligated to make payments to third parties, and it is not entitled to any fixed amount of payments under the arrangements.

Jennifer Hardy, Esq.

March 26, 2007

59.	Please disclose your principal transaction revenues for each period by reporting category. Refer to note 12 of Exhibit 4-8 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities.

In response to the Staff’s comment, the Company has included a table depicting principal transaction revenues for each period by reporting category on page F-9.

60.	Please revise your policy for recognizing management fees to clearly state when you recognize such revenues. In this regard, it is unclear if “pursuant to contractual arrangements” means when you receive the payment for the management fees, when the fund is required to make the payment, or over the period in which you perform the services.

In response to the Staff’s comment, the Company has revised its discussion to reflect that revenues are recognized over the period the services are performed on page F-9.

61.	Please revise your policy for recognizing incentive income to state the length of the performance periods (i.e., a quarter, one year, or life of the fund). Also disclose how you account for incentive income received prior to the performance period, if applicable. Tell us if any of your incentive income is subject to any contingent repayments (i.e., claw backs). If yes, please provide sufficient disclosure regarding your policy for accounting for these contingencies, including incentive income recognized subject to contingent repayments.

In response to the Staff’s comment, the Company has revised its discussion about its incentive income recognition policy to state the length of the performance periods on page F-9. The performance period used to determine the incentive fee is quarterly for the five hedge funds and annually for the two funds of hedge funds managed by JMP Asset Management. The Company does not receive any incentive fee prior to the end of the performance period for the investment partnerships managed by JMP Asset Management.

62.	Please include disclosure for each type of fund you manage (i.e., hedge funds, funds of hedge funds, and REIT) regarding your management agreements. This disclosure should include the following items, as applicable:

•	total fair value of assets under management,

•	your share of the fair value of assets under management (i.e., the amount of your investment),

Jennifer Hardy, Esq.

March 26, 2007

•	the management fees percentage or percentage range,

•	the incentive income percentage or percentage range,

•	any minimum thresholds on returns that must be met to earn incentive income,

•	the total amount of capital commitments by you, and

•	the amount of capital commitments outstanding.

In response to the Staff’s comment, the Company has added a table including net asset values and fee structures for its hedge funds, funds of hedge funds, REIT and a separately managed broker-dealer account managed by JMP Asset Management to page 79 in the Business section. The table also includes related information in response to Comment 38. The Company has also included a discussion of its capital commitments to JMP Realty Trust in the Liquidity and Capital Resources section on page 60 and in the Business section under the heading “Asset Management” on page 79. Other than the outstanding capital commitments to JMP Realty Trust, neither the Company nor third parties have outstanding capital commitments to the funds managed by JMP Asset Management.

Receivable from Clearing Broker, page F-8

63.	We note your statement that receivable from clearing broker is “commissions related to securities transactions.” However, on page F-20 you appear to indicate that you also have securities owned on deposit with the clearing broker. Please revise your disclosure to clearly disclose the components of this receivable. If there are other components of the receivable than the commissions, please quantify each of the components for each period presented. Refer to footnote 4 of Exhibit 4-8 of the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities.

Commissions related to securities transactions are the only item in receivables from clearing broker. Securities owned on deposit with the clearing broker are included in marketable securities owned and not in receivables from the clearing broker. The Company has revised its disclosure to clarify that receivables from the clearing broker consists only of commissions related to securities transaction on page F-10.

5.	Securities and Other Investments, page F-14

64.	In regard to your investments in the private investment funds you and your affiliates manage, please disclose the following for your investments in the five hedge funds, the two funds of hedge funds, and JMPRT for each period presented:

•	The cost basis of your investment;

Jennifer Hardy, Esq.

March 26, 2007

•	The estimated fair value of your investment;

•	The amount of realized gains or losses; and

•	The amount of unrealized gains or losses.

The Company respectfully submits that the requested disclosure does not appear to be required by any financial reporting guidance, including Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, (SFAS No. 115). The Company believes that SFAS No. 115 is not applicable to the Company’s investments in private investment funds pursuant to paragraphs 3 and 4.

•

Paragraph 3: SFAS No. 115 is applicable to investments in equity securities that are traded in a liquid market, and we do not believe that the investment partnerships would be subject to SFAS No. 115 disclosure requirements because the ownership interests in the investment partnerships are not traded on a securities exchange or in an established over-the-counter market.

•

Paragraph 4: It is standard practice in the financial services industry to present these investments at fair value, with changes in fair value recognized in earnings for the period, based upon the percentage interest that the Company owns in each underlying fund.

Furthermore, the Company does not believe that the disclosure would serve its intended purpose because the Company does not trade its ownership interests in the investment partnerships. Instead, the Company receives allocations of net investment income and realized and unrealized gains and losses as well as the incentive fees that it earns from the funds. As mentioned above, the fair value of these investments is reported on the statement of financial condition and the investments and redemptions activity is reported on the statements of cash flows. The Company does not believe that the cost basis and separate disclosure of realized and unrealized gains and losses provides meaningful disclosure because the Company receives allocations of realized and unrealized gains and losses from the underlying investment funds.

65.	In regard to warrants you have received as a result of investment banking transactions, please disclose the following for each period presented:

•	The amount of gains and losses you have recognized;

•	The fair value of the warrants and the line item they are reported on in the balance sheet; and

•	Whether you have exercised any of the warrants you have received, including any gains or losses realized upon sale of the underlying.

Jennifer Hardy, Esq.

March 26, 2007

In response to the Staff’s comment, the Company has provided further disclosure on warrants received as a result of investment banking transactions on page F-15. The Company supplementally advises the Staff that on February 18, 2005, the Company exercised warrants to purchase 83,333 shares of common stock of Hercules Technology Growth Capital, Inc. for a total exercise price of $833,330. There were no realized gains or losses from exercise of Hercules warrants in February 2005, because the Company did not sell the underlying equity securities received.

9.	Redeemable Member Interests, page F-15

66.	Please include a roll forward of the activity in terms of dollar amounts and the number of member interests for the Redeemable Class A Member Interests for the three years ended December 31, 2005 and for the nine-months ended September 30, 2006 and September 30, 2005. Refer to Rules 5-02.28-30 of Regulation S-X for additional guidance.

In response to the Staff’s comment, the Company has added a table to page F-18 to present the activity of the Redeemable Class A Member Interests in terms of dollar amounts. Disclosure of the activity of the Redeemable Class A member interests is not possible because those interests represent a percentage ownership interest and are not a defined number of units.

67.	We note that you recognized the increase in redemption value of the Series B Redeemable Preferred Capital units as a reduction to net income to arrive at net income applicable to Class A and Class B common interests. Please tell us how you recognized these units on your consolidated statements of financial condition prior to redemption on September 3, 2004. In addition, tell us how you determined the presentation of the increase in redemption value was appropriately presented on the face of the consolidated statements of income instead of in a manner similar to interest expense on debt, including the authoritative literature that supports your position.

The Series B redeemable preferred units were issued in 2002 and redeemed on September 3, 2004. The Company believes these Series B Units were appropriately classified upon issuance as temporary equity (“mezzanine”), pursuant to EITF Topic D-98, Classification and Measurement of Redeemable Securities, and Accounting Series Release No. 268, through their redemption date. Consequently and pursuant to EITF Topic D-98, paragraph 18, the change in redemption value and the cumulative dividends were directly charged against retained earnings and disclosed on the face of the income statement to derive net income attributable to common interests.

Jennifer Hardy, Esq.

March 26, 2007

In November 2003, the Financial Accounting Standards Board, or FASB, issued FASB Staff Position No. FAS 150-3, Part 1, Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, which deferred the effective date of the provisions for mandatorily redeemable instruments in Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity and the Company did not adopt SFAS No. 150 prior to the redemption of the Series B Units and continued to account for the Series B Units as temporary equity pursuant to EITF Topic D-98.

10.	Members’ Equity, page P-16

68.	Please revise your disclosure to expand upon your statement, “[t]he Class B common interests may not be diluted by issuances of additional Class A common interests and Redeemable Class A member interests and redemptions of Class A common interests and Redeemable Class A member interests may not be accretive to Class B common interests, but Class B common interests may be diluted by all other issuances of member interests.” At a minimum, please address the following:

•

Explain why the Class B common interests would not be diluted by issuances of additional Class A common interests and Redeemable Class A member interests. Explain the implications of this on your Class A common interests and Redeemable Class A member interests.

•	Please clarify whether the Class A common interests have any redemption features and, if applicable, revise your footnote to disclose the terms of redemption.

•

Please tell us and revise your disclosure as appropriate to address what you mean that the redemption of Class A common interests and Redeemable Class A member interests are not accretive to Class B common interests.

•	Please disclose whether the issuance of additional Class B common interests is dilutive to Class A common interests and Redeemable Class A member interests.

Jennifer Hardy, Esq.

March 26, 2007

In response to the Staff’s comment, the Company has added disclosure starting on page F-19 to address the bullet points above regarding its membership interests. The disclosure explains that Class B common interests represent a stated percentage of membership interests of the Company that will not be reduced by additional issuances of Class A common interests or Redeemable Class A member interests. Conversely, the stated percentage of membership interests represented by Class B common interests will not be increased by the redemption or repurchases of the Class A common interests or Redeemable Class A member interests. In addition, the disclosure states that the Class A common interests do not have a redemption feature.

13.	Net Income per Unit Attributable to Class A and Class B Common Interests, page F-18

69.	We note that you have Class A common interests and Class B common interests in addition to Redeemable Class A member interests, which do represent ownership interest in JMP even though the member interests are required to be classified as liabilities under US GAAP. We also note that there are options outstanding for your Class B common interests. Paragraph 61.d. of SFAS 128 states that basic and diluted EPS is to be presented for each class of common stock. As such, please provide us with your analysis of paragraph 61.d. of SFAS 128. If basic and diluted earnings per share for Class A and Class B are the same, you should provide transparent disclosure to that effect on the face on your Consolidated Statements of Income. Note, however, that the disclosure requirements of paragraph 40 must be separately presented for both Class A common interests and Class B common interests within your footnote disclosures. Please also note that even though your Class A and Class B common interests may reflect the same basic earnings per share, a material number of dilutive securities (common interest equivalents) in either one of the respective classes of common interest, may result in a different diluted earnings per share.

In response to the Staff’s comment, the Company has revised the presentation of net income per unit on page F-23 to show the calculation for separate basic and diluted net income per unit for Class B and Class A Common Interests separately.

70.	With regard to the Redeemable Class A member interests, please tell us if these interests are more akin to preferred shares or common shares, including a sufficiently detailed explanation as to how you arrived at your conclusion. If these interests are more akin to common shares, please include these member interests in your analysis of paragraph 61.d. of SFAS 128, as requested in the above comment. If these interests are more akin to preferred shares, please provide us with your analysis of EITF Issue No. 03-6 and SFAS 128 in terms of inclusion and/or exclusion of calculating EPS.

The Redeemable Class A member interests are membership interests issued to managing directors of JMP Group LLC (i.e., employee members) and are generally identical in nature to the Class A common interests issued to non-employee members, except for certain provisions applicable to employee members. Accordingly the Company believes the Redeemable Class A member interests are more akin to common interests.

Jennifer Hardy, Esq.

March 26, 2007

These interests are classified as a liability due to the mandatory redemption feature upon termination provided to employee members in the Company’s LLC agreement. Pursuant to paragraph 25 of SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, Redeemable Class A member interests have been excluded from earnings per unit computations and any amounts attributed to holders of Redeemable Class A member interests have been deducted to derive net income attributable to common interests.

18.	Litigation, page F-21

71.	You have not included disclosure with regard to specific, material litigation in your footnotes. However, we note your statement on page 60, “[s]ome of these matters involve claims for substantial amounts.” Please either include disclosure for each material litigation, or tell us why you do not believe such disclosure is required.

The Company does not believe that there is any existing litigation that is reasonably expected to have a material impact on the Company’s financial statements or operations. In addition, the Company maintains insurance in amounts sufficient to cover any reasonably anticipated losses in excess of the applicable deductibles.

20.	Business Segments, page F-22

72.	We note that you are presenting two reportable segments, the Broker-Dealer segment and the Asset Management segment. The Broker-Dealer segment includes your investment banking services and your sales and trading, or brokerage, services. These two service groups appear to provide different types of services to customers. In addition, the operating results of these two groups of services appear to be contingent upon different factors. Specifically, your investment banking services are based on the successful completion of a transaction. Whereas, your sales and trading services are subject to competitive pricing pressures due to alternative trading systems. Finally, we did not note that you are aggregating operating segments to arrive at your reportable segments. As such, it is unclear how and why your CODM would be allocating resources and making performance assessments at the consolidated broker-dealer level. Please provide us with your analysis of paragraph 10 of SFAS 131 in determining your operating segments. To facilitate our review of your analysis, please provide us with copies of all the different types of reports reviewed by your CODM on a regular basis.

Jennifer Hardy, Esq.

March 26, 2007

The Company has identified Investment Banking and Asset Management as its operating segments. The Company’s processes provide for the assessment of business and development needs at the segment level, where the Operating Committee of Investment Banking (JMP Securities) and the CEO of Asset Management (JMP Asset Management) each are responsible for overseeing the need for capital and future growth of each segment. Any resulting capital needs and strategic initiatives identified within the two segments are then submitted to the Executive Committee of JMP Group for review and decision on how the available funds are allocated to the needs in the two segments. Accordingly, the Company has identified the Executive Committee of JMP Group as the Chief Operating Decision Maker (CODM), ultimately responsible for allocating the Company’s resources and reviewing the performance of the segments and the Company as a whole.

Pursuant to the provisions of SFAS 131, paragraph 10, the Company has identified Investment Banking and Asset Management as its operating segments as follows:

An operating segment is a component of an enterprise:

a. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise).

The two organizational units, JMP Securities and JMP Asset Management, are the two revenue generating components of the Company. Neither JMP Group nor JMP Realty Trust (the consolidated REIT) are generating any significant revenue at this time.

b. Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

At least monthly, the CODM reviews discrete financial information at the Investment Banking business and Asset Management business level as discussed under c. below. The information provided to the Executive Committee at this level of detail forms the bases for all material business decisions, including salary and bonus decisions, hiring decisions of key employees, expansion decisions and other decision about the strategic direction of each segment.

c. For which discrete financial information is available.

As can be seen from the Management Report that the Company is supplementally providing pursuant to Rule 418 of Regulation C for the Staff’s review, the Company prepares

Jennifer Hardy, Esq.

March 26, 2007

discrete financial information below revenue solely at the level of Investment Banking and Asset Management. Although management analyzes revenue generated by Corporate Finance and Sales & Trading within the Investment Banking segment separately, the Company does not perform more detailed analysis of expenses within this segment. No further disaggregated financial information is reviewed by the CODM or prepared by the Company for other purposes.

The Company believes that the main service offerings within the Investment Banking segment (e.g., capital raising, sales and trading and equity research) are closely related and dependent on each other and a disaggregation of key expense items does not reflect the nature of the business appropriately.

While the Company acknowledges that the determination of operating and reporting segments is very dependent on the preparer’s specific facts and circumstances, the Company respectfully submits to the Staff that the reporting of Investment Banking as one reporting segment appears to be the general practice for middle-market investment banking firms.

The Company’s determination of its operating segments also considered the following items:

•

While JMPRT does represent a separate column in the CODM reporting package, including revenue and expenses, management believes that it does not represent a separate component of the Company. JMP currently owns 50.6% of JMPRT. Due to affiliates owning additional interests and an affiliate managing JMPRT, the Company is currently consolidating JMPRT. Management expects to issue additional interests to non-affiliated parties during 2007, which would most likely result in the deconsolidation of the investment. The Executive Committee of JMP Group is not making any resource allocation decisions specific to JMPRT based on JMPRT’s separate financial information. JMPRT solely represents another asset class, similar to the other funds managed by JMP Asset Management. The performance of JMPRT is analyzed by management as a part of the performance of JMP Asset Management but it requires, for legal reasons, a separate financial reporting unit. It should also be noted that JMPRT represents a very minor aspect of the Company’s operations, with total revenue of $484,997 (0.6% of total consolidated revenue), $189,619 of total expenses (0.4%) and $4.3 million of total assets (4.1%) as for the year ended December 31, 2006.

Jennifer Hardy, Esq.

March 26, 2007

•

No substantial assets are allocated solely at a corporate level. All investment vehicles are considered “owned” by either of the segments. Allocation decisions, performance objectives for segments and similar decisions are made with such assets allocated to a specific segment. Specifically, the results from investments in principal transactions are a factor in determining the compensation of members/employees of the applicable segment. Revenue reported for JMP Securities and JMP Asset Management include all income and changes in value resulting from principal transactions.

•

SFAS 131, paragraph 11: JMP Group LLC’s financial statements only reflect senior management’s expenses and certain centrally managed services for the entire enterprise, but do not reflect any revenue generating operations. Hence, while separately reported and analyzed, JMP Group does not represent an operating segment pursuant to paragraph 11.

•

SFAS 131, paragraph 14: Certain members of the Operating Committee of JMP Securities and the CEO of JMP Asset Management are members of the Executive Committee of JMP Group, which has been identified as the CODM. They oversee the Investment Banking and Asset Management groups and make all key business decisions related to resource allocation and management performance evaluations.

73.	If you are aggregating operating segments into reportable segments or you have revised your assessment of your operating segments and have determined that you can aggregate such operating segments into your current reportable segments, please also provide us with your analysis of paragraph 17 of SFAS 131. For the similar economic characteristics criteria, please provide us with revenue, segment income and segment income margins, along with any other information you believe would be useful, for each of your operating segments for each of the five years ended December 31, 2006 to help us understand how the aggregated operating segments are economically similar. Specifically address any differences in the trends these financial indicators depict (e.g., if segment income margin is decreasing for one operating segment and increasing for another).

As described in the response to Comment 72, the Company has identified Investment Banking and Asset Management as its operating segments and reporting segments. The Company is therefore not aggregating operating segments into reportable segments and the analysis of SFAS 131, paragraph 17 does not apply.

21.	Pro Forma Information, C-Corp (Unaudited), page F-23

74.	Please revise your disclosure to state the ratio used to convert the Redeemable Class A member interests, Class A common interests, and Class B common interests into common stock related to the reorganization in connection with the IPO.

Jennifer Hardy, Esq.

March 26, 2007

In response to the Staff’s comment, the Company has revised the disclosure in JMP Group’s consolidated financial statements on page F-28 regarding the exchange ratio of membership interests into common stock as follows:

The 2,300,000 basic units of Class B common interests outstanding for the year ended December 31, 2006 represent 15.5% of the Company’s ownership and are exchanged into common shares at an exchange ratio of one-for-one. Class A common interests and Redeemable Class A member interests will be exchanged into common stock prior to the completion of this offering by applying the same one-for-one exchange ratio to the respective ownership percentages represented by such interests.

JMP Group LLC Consolidated Financial Statements for the Nine -Months Ended September 30, 2006

4.	Securities and Other Investments, page F-33

75.	It appears from your disclosure and your consolidated statements of financial condition that your investment in the funds you and your affiliates manage is $12.5 million as of September 30, 2006. However, on pages 67 and 73, you state that you have $25.8 million of your own capital invested in the vehicles you manage through JMP Asset Management. Please reconcile this potential difference for us and revise your disclosures, as appropriate.

The Company makes principal investments of its own capital in several different categories: (i) investments through JMP Asset Management as general partner in partnerships it manages, (ii) investments in partnerships managed by third parties, and (iii) investments in a portfolio of equity securities managed for the Company by JMP Asset Management.

The Company has revised the disclosure on page 78 to show the separate types of investments. Please see below a reconciliation of these amounts shown in Note 5 on page F-15 and on page 78 of the Business section as of December 31, 2006.

(Dollars in millions)	Dec. 31, 2006
F-Pages – Other Investments (Note 5)
Investments in partnerships managed by JMPAM	$13.8
Adjustment for consolidation of HCP and HTP (1)	(1.4)
Investments in partnerships managed by third parties (2)	2.4

Total other investments	$14.8
Business Section – Principal Investment Categories
Investments in partnerships managed by JMPAM	$13.8
Investments in partnerships managed by third parties (2)	2.4
Investments in equity securities	14.2

Total principal investments	$30.4

(1)	The investment partnerships HCP and HTP are consolidated on the Company’s financial statements. Therefore, total investments by the Company of $1.4 million in these partnerships are not included in other investments, but assets held by these partnerships are instead included in marketable securities owned and marketable securities sold, but not yet purchased on the Company’s statement of financial conditions.

(2)	Includes cash of $2.3 million included as of December 31, 2006 in other investments for a subscription in a fund managed by a third party. This investment closed in January 2007.

Jennifer Hardy, Esq.

March 26, 2007

Prospectus Outside Back Cover

76.	Please add the dealer prospectus delivery obligation disclosure required by Item 502(b) of Regulation S-K.

The Company has added the dealer prospectus delivery obligation disclosure to the back cover of the prospectus.

Item 15. Recent Sales of Unregistered Securities, page II-2

77.	For each transaction, disclose the consideration for the securities as required by Item 701(c) of Regulation S-K.

In response to the Staff’s comment, the Company has added disclosure of the consideration received in the August 2004 private placement.

Jennifer Hardy, Esq.

March 26, 2007

78.	For each transaction, disclose the facts under which exemption from registration is claimed as required by Item 701(d) of Regulation S-K.

In response to the Staff’s comment, the Company has added disclosure that all transactions involved accredited investors and qualified institutional buyers in order to demonstrate the facts under which an exemption from registration is claimed for each transaction.

**********************************************

We appreciate your time and attention to this amendment, as well as to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns, please call me at 415-268-6966 or Bruce Alan Mann at 415-268-7584.

Sincerely,

/s/ Andrew D. Thorpe, Esq.

cc:	Thomas B. Kilian, (JMP Group Inc.)

Janet L. Tarkoff, Esq. (JMP Group Inc.)

Bruce A. Mann, Esq. (Morrison & Foerster)

Peter T. Healy, Esq. (O’Melveny & Myers LLP)

Eric C. Sibbitt, Esq. (O’Melveny & Myers LLP)

Brigitte Lippmann, Esq. (Securities and Exchange Commission)